UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 18, 2009
Commission File Number 1-15200

StatoilHydro ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by StatoilHydro ASA on May 18, 2009, entitled "StatoilHydro’s share saving plan allocates shares ”.

StatoilHydro’s share saving plan allocates shares

The shares purchased by DnB NOR on behalf of StatoilHydro (OSE:STL, NYSE:STO) on 15 May 2009 for use in the group’s share saving plan are on 18 May 2009 distributed to the employees in accordance with their savings amount.

Following this, the share saving plan has 4,548,624 shares. As participants in the share saving plan, the primary insiders below have been allocated shares at an average price of NOK 121.10.

Name	Bought	New share holding
Bjørn, Benedikte	47	422
Bjørnson, Rune	418	7,328
Eide, Tom Melbye	474	7,934
Fristvold, Ragnar Per	128	596
Gjærum, Reidar	354	6,797
Jacobsen, Jon Arnt	460	10,406
Koch, Nina Birgitte	34	1,900
Lund, Helge	1,089	22,147
Mellbye, Peter	418	11,645
Michelsen, Øystein	521	5,212
Myrebøe, Gunnar	211	5,329
Nes, Helga	66	3,531
Nilsen, Geir	92	718
Skeie, Svein	38	3,749
Svaan, Morten	129	1,083
Sætre, Eldar	418	9,119
Sørensen, Lars Troen	223	3,198
Thomsen, Kåre	333	7,193
Øvrum, Margareth	567	11,318

This information is subject to the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOILHYDRO ASA (Registrant)
Dated: May 18, 2009	By:	___/s/ Eldar Sætre Name: Eldar Sætre Title: Chief Financial Officer